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09045532

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manson Creek Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2009
THOMSON REUTERS

FILE NO. 82- 03874 FISCAL YEAR 9-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/9/09

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.
Financial Statements
September 30, 2008

9-30-08
AR/S

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. 509-7555 x6402
Direct Fax 781-1825

November 26, 2008

Auditor's Report

To the Shareholders' of Manson Creek Resources Ltd.

We have audited the balance sheets of Manson Creek Resources Ltd. as at September 30, 2008 and 2007 and the statements of net and comprehensive loss and deficit and cash flows for each of the years in the two year period ended September 30, 2008. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two year period ended September 30, 2008 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

Manson Creek Resources Ltd.

Balance Sheets

September 30	2008	2007
Assets		
Current		
Cash and cash equivalents (Note 3)	$ 196,492	$ 653,021
Accounts receivable	10,015	48,743
Due from related parties (Note 10)	7,296	1,634
Prepaid expenses	15,202	16,082
	229,005	719,480
Other assets (Note 4)	35,382	22,382
Mineral properties and equipment (Note 5)	2,330,714	1,879,666
	$ 2,595,101	$ 2,621,528
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 53,960	$ 33,080
Due to related parties (Note 10)	25,847	16,830
Asset retirement obligation (Note 6)	9,977	14,424
	89,784	64,334
Shareholders' Equity		
Capital Stock (Note 7)	9,255,478	9,146,456
Warrants (Note 7)	402,067	433,902
Contributed Surplus (Note 7)	651,698	500,863
Deficit	(7,803,926)	(7,524,027)
	2,505,317	2,557,194
	$ 2,595,101	$ 2,621,528

Going concern and nature of operations (Note 1)
Commitments (Note 12)

Approved by the Board

"R. Chernish" Director

"J.P. Jutras" Director

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Net and Comprehensive Loss and Deficit

Years Ended September 30	2008	2007
Expenses		
General and administrative (Note 9)	$ 274,680	$ 218,708
Professional fees	33,948	28,893
Reporting to shareholders	30,522	25,905
Stock exchange and transfer agent fees	11,130	11,846
Amortization of capital assets	1,675	3,468
	(351,955)	(288,820)
Other Income (Expense)		
Interest and other	17,099	34,950
Part XII.6 tax	(4,400)	(11,700)
Write-down of mineral properties (Note 5)	(112,643)	(94,050)
Loss before income taxes	(451,899)	(359,620)
Future income tax recovery (Note 11)	172,000	210,000
Net and Comprehensive Loss	(279,899)	(149,620)
Deficit, beginning of year	(7,524,027)	(7,374,407)
Deficit, end of year	$ (7,803,926)	$ (7,524,027)
Net and Comprehensive Loss per share:		
Basic and diluted	$ (0.01)	$ 0.00
Weighted average number of shares outstanding:		
Basic and diluted	40,960,998	33,026,704

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Cash Flows

Years Ended September 30	2008	2007
Increase (decrease) in cash and cash equivalents		
Operating activities		
Interest and other income received	$ 17,099	$ 34,950
Cash operating expenses	(291,561)	(283,884)
	(274,462)	(248,934)
Financing activities		
Exploration incentives received	-	7,938
Private placement proceeds	300,000	1,650,000
Share issue costs	(8,853)	(128,197)
Options and warrants exercised	-	50,841
Part XII.6 tax paid	(11,700)	-
	279,447	1,580,582
Investing activities		
Mineral property additions	(446,514)	(1,322,739)
Domain name purchase	(15,000)	-
	(461,514)	(1,322,739)
(Decrease) increase in cash and cash equivalents	(456,529)	8,909
Cash and cash equivalents,		
Beginning of year	653,021	644,112
End of year	$ 196,492	$ 653,021

Supplementary Information:
Interest and taxes
Apart from Part XII.6 tax disclosed above, there were no expenditures on interest or taxes during the year ended September 30, 2008. The Company did not expend cash on interest or taxes during the year ended September 30, 2007.

Non-cash transactions
2008
The Company issued 425,000 of its common shares, valued at $53,875, pursuant to option agreements to acquire interests in the Molygarchy, Meridian, Gillman, CR and Black Lake mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

The Company granted stock options to officers and directors and recorded a non-cash charge for stock-based compensation expense of $55,000 that is included in general and administrative expenses. (Note 9)

2007
The Company issued 325,000 of its common shares, valued at $39,250, pursuant to option agreements to acquire interests in the Cuprum, Meridian, Black Lake, CR and Gillman mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

See accompanying notes to the financial statements.

1. Going concern and nature of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and has not determined whether mineral properties contain ore reserves that are economically recoverable.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of the properties, where necessary, and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At September 30, 2008 the Company had a deficit of $7,803,926 and a loss of $279,899 for the year then ended. Although it had positive working capital of $139,221 on this date, it does not have a significant source of income that would allow it to maintain positive working capital. The continuing operations of the Company are dependent upon its ability to obtain adequate financing. If the Company does not obtain adequate financing, the Company will be unable to meet its obligations as they come due and accordingly, there is significant doubt as to the appropriateness of the use of accounting principles applicable to a going concern. There is no assurance that management will be successful in its pursuit of financing. Therefore, there is a risk regarding the Company's ability to continue as a going concern. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern. Such adjustments could be material.

2. Summary of significant accounting policies

a) Financial instruments and comprehensive income

Effective October 1, 2006, the Company adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants, (CICA), in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with the CICA Handbook Section 3855, the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

In accordance with the CICA Handbook Section 1530, comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income, if applicable, is included in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains or losses applicable to the Company's subsidiaries that are self-sustaining operations and the effective portion of cash flow hedges. The Company had no "other comprehensive income/loss" transactions during the two years ended September 30, 2008 and no opening or closing balances for accumulated other comprehensive income or loss.

Effective October 1, 2007, the Company adopted Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation, which replaced Section 3861, Financial Instruments – Disclosure and Presentation. The new sections revise and enhance disclosure requirements, and carry forward unchanged presentation requirements. They place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.

2. **Summary of significant accounting policies** (continued)

b) Newly adopted accounting standards

Effective October 1, 2007 the Company adopted the following accounting standards on a prospective basis with no restatement of prior period financial statements:

Section 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation (see note 2(a))

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

c) Future accounting changes

Section 1400, General Standards of Financial Statement Presentation, has been amended and will be effective for the Company's first fiscal 2009 quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

d) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include recoverability of property and equipment and valuation of options and warrants. Actual results could differ from those estimates.

e) Mineral properties and equipment

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned, the related costs are charged to operations. The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Equipment is recorded at cost net of amortization, calculated on a declining balance basis at rates ranging from 20% to 30%.

2. **Summary of significant accounting policies** (continued)

f) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. On the renunciation date future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders. To the extent that qualifying flow-through expenditures are incurred in the calendar year following the year of renunciation, Part XII.6 tax, calculated at the legislated interest rate, accrues on the unexpended amounts. This Part XII.6 tax is expensed in the year that it accrues.

g) Asset Retirement Obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. A liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

h) Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

i) Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations. Reference can be made to note 7(c) and (e) for a summary of options and warrants outstanding that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the years disclosed because their effect was anti-dilutive.

j) Stock-Based Compensation

The Company follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost and a credit to contributed surplus over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

k) Government incentives

Through its exploration in the Yukon, the Company has benefited from refundable exploration tax credits and grants. These incentives are not repayable provided that they apply to qualifying expenditures. The incentives reduce the mineral property costs to which they pertain in the year that the qualifying expenditures are incurred or when eligibility becomes apparent if this is later. These government incentives are subject to review by the relevant granting authorities, and by their nature are subject to measurement uncertainty. Adjustments, if any, resulting from such a review are recorded in the period during which the Company is reassessed.

3. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter-parties are financial institutions. At September 30, 2008, these instruments were yielding an average interest rate of 2% per annum.

Restricted Cash

Unexpended proceeds from flow-through share issuances in the amount of $1,500 that are restricted for use on qualifying exploration expenditures are included in cash and cash equivalents at September 30, 2008. Subsequent to year-end, the Company expended this restricted cash on qualifying exploration expenditures.

4. Other assets

	2008	2007
Long-term prepaid expense	$ 3,382	$ 3,382
Domain name	15,000	-
Mineral exploration deposits	17,000	19,000
	$ 35,382	$ 22,382

The Company acquired the domain name "gold.ca" from a company related by virtue of one common officer. The terms of the transaction were agreed to by the non-related officers of the respective companies. The acquisition was measured at the exchange amount which is the amount of consideration established and agreed to by the related parties. The domain name is an intangible asset with an indefinite life, consequently it will not be amortized, but will be subject to an annual assessment to determine if there has been an impairment in value. Impairment in value will result in a write-down of the asset and a charge against earnings.

5. Mineral properties and equipment

2008		Yukon		Sask.		British Columbia		
Exploration expenditures:	**Total**	**Cuprum**	**Moly-garchy**	**Black Lake**	**Other**	**Gillman**	**Meridian**	**CR**
Balance September 30, 2007	**$1,663,781**	**$50,690**	**$ -**	**$887,380**	**$ -**	**$33,893**	**$66,616**	**$625,202**
Geological consulting	95,579	3,743	10,544	11,814	312	12,936	48,874	7,356
Geochemical analysis	40,770	-	8,206	20,209	1,403	774	10,015	163
Geophysical	79,442	3,118	73,684	880	-	-	880	880
Field costs	6,555	309	472	82	-	1,042	4,322	328
Equipment rental	7,748	-	-	-	-	-	7,748	-
Drilling and drilling preparation	126,622	-	-	1,382	-	-	125,240	-
Travel and accommodation	44,229	2,905	2,919	-	-	2,896	34,651	858
Air support	36,253	5,966	1,508	-	-	11,746	17,033	-
Write-down of mineral properties	(68,446)	(66,731)	-	-	(1,715)	-	-	-
Balance September 30, 2008	**2,032,533**	**-**	**97,333**	**921,747**	**-**	**63,287**	**315,379**	**634,787**
Property acquisition costs:								
Balance September 30, 2007	**210,865**	**41,468**	**-**	**18,400**	**-**	**20,369**	**29,565**	**101,063**
Costs incurred	128,167	2,309	11,592	20,125	420	22,891	33,667	37,163
Write-down of mineral properties	(44,197)	(43,777)	-	-	(420)	-	-	-
Balance September 30, 2008	**294,835**	**-**	**11,592**	**38,525**	**-**	**43,260**	**63,232**	**138,226**
Total mineral properties September 30, 2008	**$2,327,368**	**$ -**	**$108,925**	**$960,272**	**$ -**	**$106,547**	**$378,611**	**$773,013**
Equipment	25,084							
Accumulated amortization	(21,738)							
Total mineral properties and equipment September 30, 2008	**$2,330,714**							

5. Mineral properties and equipment (continued)

2007		Yukon	Sask.			British Columbia		
Exploration expenditures:	**Total**	**Cuprum**	**Black Lake**	**Other**	**Gillman**	**Meridian**	**CR**	**Palomino**
Balance September 30, 2006	**$551,208**	**$56,045**	**$ -**	**$ 128**	**$30,265**	**$61,942**	**$356,014**	**$46,814**
Geological consulting	135,243	1,622	89,128	4,341	2,923	3,616	29,871	3,742
Geochemical analysis	25,385	-	5,668	994	223	454	16,017	2,029
Geophysical survey	5,385	-	5,385	-	-	-	-	-
Field costs	30,065	365	18,879	604	-	19	7,482	2,716
Equipment rental	16,644	-	12,672	-	-	-	3,972	-
Air support	399,615	-	390,360	5,346	-	-	3,909	-
Drilling and drilling preparation	505,497	-	292,098	-	-	-	199,491	13,908
Travel and accommodation	85,710	597	73,190	1,560	482	585	8,446	850
Exploration incentives	(7,939)	(7,939)	-	-	-	-	-	-
Write-down of mineral properties	(83,032)	-	-	(12,973)	-	-	-	(70,059)
Balance September 30, 2007	**1,663,781**	**50,690**	**887,380**	**-**	**33,893**	**66,616**	**625,202**	**-**
Property acquisition costs:								
Balance September 30, 2006	**115,312**	**16,281**	**-**	**-**	**10,000**	**11,315**	**68,063**	**9,653**
Costs incurred	106,571	25,187	18,400	1,365	10,369	18,250	33,000	-
Write-down of mineral properties	(11,018)	-	-	(1,365)	-	-	-	(9,653)
Balance September 30, 2007	**210,865**	**41,468**	**18,400**	**-**	**20,369**	**29,565**	**101,063**	**-**
Total mineral properties September 30, 2007	**$1,874,646**	**$92,158**	**$905,780**	**$ -**	**$54,262**	**$96,181**	**$726,265**	**$ -**
Equipment	25,084							
Accumulated amortization	(20,064)							
Total mineral properties and equipment September 30, 2007	**$1,879,666**							

British Columbia

CR Property

During the year ended September 30, 2004, the Company entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia. In order to acquire a 100% interest in the property, subject to a 1.5% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June30,2004(paid/issued)	$ 5,000	50,000
June30,2005(paid/issued)	$15,000	50,000
June 30, 2006(paid/issued)	$15,000	100,000
June 30, 2007(paid/issued)	$15,000	100,000
June 30, 2008 (paid/issued)	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$92,500	575,000

Upon completion of the acquisition, the Company may acquire two thirds of the vendor's retained 1.5% net smelter interest in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be obligated to make payments or issue shares due after the termination date.

5. Mineral properties (continued)

Meridian Property

During the year ended September 30, 2006 the Company entered into an agreement to acquire 12 prospective gold/silver mineral tenures aggregating 675 hectares in the Revelstoke mining district in eastern British Columbia. In order to acquire a 100% interest in the property, subject to a 2.0% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
November 30, 2005 (paid/issued)	$ 5,000	25,000
November 30, 2006 (paid/issued)	$10,000	75,000
November 30, 2007 (paid/issued)	$20,000	100,000
November 30, 2008	$20,000	125,000
November 30, 2009	$30,000	150,000
Total	$87,500	475,000

Upon completion of the acquisition, the Company may acquire three quarters of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company may terminate the purchase agreement at any time, provided that it has given proper and timely notice to the vendor and the property is in good standing with at least $5,200 of unutilized assessment work credits in place at that time, and will not be obligated to make payments or issue shares due after the termination date.

Subsequent to year-end, the Company negotiated a temporary suspension of all but $2,500 of the cash payment due November 30, 2008. In return the Company agreed to issue, on November 30, 2008, the shares due on that date as well as the shares due in the following year, (275,000 in aggregate). The Company committed to pay the temporarily suspended November, 2008 cash option payment of $17,500 upon completion of a significant financing.

Gillman Property

During the year ended September 30, 2006, the Company entered into an agreement with an unrelated vendor to acquire twelve mineral claims totaling 1,179 hectares, 45 kilometers southeast of Revelstoke, British Columbia. In order to acquire a 100% interest in the property, subject to a 2.0% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid)	$10,000	-
November 30, 2006 (paid/issued)	$ 5,000	25,000
November 30, 2007 (paid/issued)	$10,000	75,000
November 30, 2008	$20,000	100,000
November 30, 2009	$20,000	125,000
November 30, 2010	$30,000	150,000
Total	$95,000	475,000

Upon completion of the acquisition, the Company may acquire three quarters of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be obligated to make payments or issue shares due after the termination date.

Subsequent to year-end, the Company negotiated a temporary suspension of all but $2,500 of the cash payment due November 30, 2008. In return the Company agreed to issue, on November 30, 2008, the shares due on that date as well as the shares due in the following two years, (375,000 in aggregate). The Company committed to pay the temporarily suspended November, 2008 cash option payment of $17,500 upon completion of a significant financing.

5. Mineral properties (continued)

Yukon

Molygarchy

During the year ended September 30, 2008, the Company entered into an acquisition agreement with a non-related party to acquire seven mineral dispositions in Northern Saskatchewan. In order to acquire a 100% interest in the property, subject to a 1.5% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
January 17, 2008 (paid/issued)	$ 5,000	50,000
November 30, 2008	$10,000	150,000
November 30, 2009	$30,000	250,000
Total	$45,000	450,000

The Company is also committed to incur a minimum of $300,000 on the project over the next two years.

Upon completion of the acquisition, the vendor will retain a 2.5% net smelter royalty, (NSR). The Company, at its option and election, may purchase up to 1.5% of the NSR for $1,000,000 per percentage point at its discretion. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be obligated to make payments or issue shares due after the termination date.

Subsequent to year-end, the Company negotiated a temporary suspension of the $10,000 cash payment due November 30, 2008. In return the Company agreed to issue, on November 30, 2008, the shares due on that date as well as those due on November 30, 2009, (400,000 in aggregate). The Company committed to pay the November, 2008 cash option payment upon completion of a significant financing.

Saskatchewan

Black Lake Property

During the year ended September 30, 2007, the Company entered into an acquisition agreement with a non-related party to acquire seven mineral dispositions in Northern Saskatchewan. In order to acquire a 100% interest in the property, subject to a 1.5% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid/issued)	$10,000	75,000
November 30, 2007 (paid/issued)	$10,000	75,000
November 30, 2008	$ -	125,000
November 30, 2009	$ -	125,000
Total	$20,000	400,000

Upon completion of the acquisition, the Company may acquire two thirds of the vendor's retained 1.5% net smelter interest in the property for $1,500,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be obligated to make payments or issue shares due after the termination date.

Impaired Mineral Properties

During the year ended September 30, 2008 the accumulated costs attributable to the Cuprum, Yukon mineral property were written-off when the Company returned the property to the vendor so that the Company could focus its Yukon efforts on the newly acquired Molygarchy property.

During the year ended September 30, 2007 the accumulated costs attributable to the Palomino mineral property were written-off due to the receipt of unsatisfactory assay results pertaining to the fall 2006 drill program. Further, property costs pertaining to a prospective British Columbia property were written-off after the findings from an investigative site visit indicated that the property would not be pursued further.

6. Asset retirement obligation

Changes in the asset retirement obligation for the years ended September 30, 2008 and September 30, 2007 are as follows:

	2008	2007
Balance, beginning of year	$ 14,424	$ 15,000
Reclamation work performed during the year	(4,447)	(576)
Balance, end of year	$ 9,977	$ 14,424

As at September 30, 2008 the Company has included in liabilities an estimated current obligation of $9,977 for trench reclamation at its CR property in British Columbia and other miscellaneous clean-up. The legally obligated clean-up for its abandoned Yukon properties was completed during the summer of 2008. Management has estimated that discounted clean-up obligations for subsequent future periods are not significant.

7. Capital Stock, Warrants and Contributed Surplus

a) Authorized

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

b) Issued

	Number of Common Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2006	27,236,829	$8,133,464	$227,334	8,450,519	$318,529
Issued pursuant to property acquisitions	325,000	39,250	-	-	-
Private placement December, 2006 (net of issue costs of $53,189)	7,166,666	603,811	-	2,625,000	98,000
Warrants exercised	89,706	18,289	-	(89,706)	(2,098)
Warrants expired	-	-	273,529	(5,950,519)	(273,529)
Options exercised	315,000	34,650	-	-	-
Private placement, July, 2007 (net of issue costs of $75,008)	4,752,940	526,992	-	4,752,940	293,000
Tax effect of property expenditures renounced	-	(210,000)	-	-	-
Balance Sept. 30, 2007	39,886,141	$9,146,456	$500,863	9,788,234	$433,902
Private placement, June, 2008 (net of issue costs of $8,853)	2,653,845	227,147	-	1,507,500	64,000
Tax effect of flow-through shares	-	(172,000)	-	-	-
Issued pursuant to property acquisitions	425,000	53,875	-	-	-
Warrants expired	-	-	95,835	(3,361,764)	(95,835)
Stock-based compensation Note 9	-	-	55,000	-	-
Balance Sept. 30, 2008	42,964,986	$9,255,478	$651,698	7,933,970	$402,067

7. Capital Stock, Warrants and Contributed Surplus (continued)

b) Issued

During the year ended September 30, 2008, the Company completed a non-brokered private placement consisting of 1,153,845 flow-through shares at $0.13 per share and 1,500,000 non-flow-through units at a price of $0.10 per unit. Directors and/or officers acquired 884,999 of the flow-through shares and 50,000 of the non-flow-through units. Each unit was comprised of one common share and one warrant that entitles the holder to acquire one common share at $0.15 per share to June 12, 2010. The warrants issued pursuant to the private placement were valued at $64,000 utilizing the Black Scholes Option Pricing Model assuming volatility of 97%, a risk-free interest rate of 3.4%, a two year warrant life and a 0% dividend rate. Further, 7,500 brokers' warrants were issued pursuant to the private placement that may be exercised to acquire 7,500 common shares at a price of $0.13 per share to June 12, 2010.

During the year ended September 30, 2008, the Company issued 75,000 shares pursuant to each of the Gillman, British Columbia and Black Lake, Saskatchewan mineral property option agreements, 50,000 shares pursuant to the Molygarchy, Yukon mineral property acquisition, 100,000 shares pursuant to the Meridian, British Columbia mineral property acquisition and 125,000 shares pursuant to the CR mineral property agreement. The acquisition costs were valued using the market price of the Company's shares on the issue date.

During the year ended September 30, 2007, the Company completed two non-brokered private placements; the first in December, 2006 and the second in July, 2007. The December, 2006 financing consisted of 5,250,000 non-flow-through units at $0.10 per unit and 1,916,666 flow-through common shares at a price of $0.12 per share, for combined proceeds of $755,000 before issue costs. Each non-flow-through unit consisted of one common share and one-half of one share purchase warrant to acquire one common share at $0.13 per share to December 28, 2008. The warrants issued pursuant to the private placement were valued at $98,000 and this value reduced the proceeds assigned to common shares. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 99%, a risk-free interest rate of 4.02%, a one year expected warrant life, and a 0% dividend rate.

The July, 2007 private placement consisted of 1,852,940 common units at a price of $0.17 per common unit and 2,900,000 flow-through units at a price of $0.20 per flow-through unit, for combined proceeds of $895,000 before issue costs. Directors, officers and control persons of the Company purchased an aggregate of 50,000 of the flow-through units. Each of the common units was comprised of one common share, one half of one Series A common share purchase warrant and one-half of one Series B common share purchase warrant. Each flow-through unit consisted of one flow-through share and one Series C common share purchase warrant. Each of the 926,470 Series A warrants may be exercised to acquire one common share at $0.23 per share to July 31, 2008. Each of the 926,470 Series B warrants may be exercised to acquire one common share at $0.40 per share to July 31, 2009. Each of the 2,900,000 Series C warrants may be exercised to acquire one common share at $0.35 per share if exercised by July 31, 2008, or at a price of $0.50 per share if exercised from August 1, 2008 to July 31, 2009. A value of $293,000 was assigned to these warrants. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 97%, a risk-free interest rate of 4.14%, a weighted average two year expected warrant life, and a 0% dividend rate.

During the year ended September 30, 2007, the Company issued 50,000 common shares pursuant to the Cuprum, Yukon mineral property acquisition; 75,000 shares for each of the Black Lake, Saskatchewan and Meridian, British Columbia mineral property acquisitions, 25,000 shares, pursuant to the Gillman, British Columbia mineral property acquisition and 100,000 shares pursuant to the CR, British Columbia mineral property acquisition.

Exploration expenditures aggregating $593,000 were renounced to flow-through share investors during the year ended September 30, 2008, (2007 - $655,000). The $172,000, (2007 -$210,000), tax value associated with these resource expenditures reduced capital stock and was recognized as future income taxes payable. As the Company has unrecognized future tax assets, this liability was extinguished through the recognition of a future tax recovery in the statement of operations in both years.

7. Capital Stock, Warrants and Contributed Surplus (continued)

c) Outstanding options

Expiry Date	Number of Shares 2008	2007	Price
December 20, 2012	1,025,000	-	$ 0.10
April 26, 2011	100,000	100,000	$ 0.14
May 12, 2010	675,000	675,000	$ 0.16
	1,800,000	775,000	

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. All of the above options vested immediately upon granting.

d) Option transactions

	Number of Options	Average Exercise Price
Balance September 30, 2007	775,000	$0.16
Granted	1,025,000	$0.10
Balance September 30, 2008	1,800,000	$0.12

e) Warrants

Warrant transactions during the year ended September 30, 2008, and balances as at the respective year ends, are summarized below:

Sept. 30, 2007	Issued	Exercised	Expired	Sept. 30, 2008	Exercise Price	Expiry	Description
2,435,294	-	-	(2,435,294)	-	$0.20	Apr. 17/08	Flow-through warrants
2,600,000	-	-	-	2,600,000	$0.13	Dec. 28/08	warrants
926,470	-	-	(926,470)	-	$0.23	Jul. 31/08	Series A warrants
926,470	-	-	-	926,470	$0.40	Jul.31/09	Series B warrants
2,900,000	-	-	-	2,900,000	$0.50	Jul.31/09	Series C warrants
-	1,500,000	-	-	1,500,000	$0.15	Jun.12/10	Warrants
-	7,500	-	-	7,500	$0.13	Jun.12/10	Brokers' warrants
9,788,234	1,507,500	-	(3,361,764)	7,933,970			

8. Financial Instruments
The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value Sept. 30, 2008	Sept. 30, 2007
Held for trading (Cash and Cash Equivalents)	$ 196,492	$ 653,021
Loans and receivables (Accounts receivable & due from related parties)	$ 17,311	$ 50,377
Other financial liabilities (Accounts payable and accrued liabilities & due to related parties)	$ 79,807	$ 49,910

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

9. Stock based compensation
Included in general and administrative expenses for the year ended September 30, 2008 is stock based compensation in the amount of $55,000. The fair value of the compensation was determined using the Black Scholes option-pricing model assuming 99% volatility, 3.9% risk-free interest rate and an expected option life of 2 years for the 1,025,000 options granted at an exercise price of $0.10 per share.

10. Related party transactions
Companies related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the year ended September 30, 2008 was $17,800, (2007 - $35,100). Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the year ended September 30, 2008 was $137,200, (2006 - $152,700). Related party payables at September 30, 2008 and September 30, 2007 pertained to unpaid consultants' billings and general and administrative and secretarial billings.

The Company sublet office space to companies related by virtue of certain common officers and directors and incurred certain administrative expenditures on their behalf. The aggregate base rent, operating and administrative costs charged to the related companies was $139,500 during the year ended September 30, 2008, (2007-$103,300). Amounts due from related parties pertain to administrative charges unpaid at year end.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties

Refer also to notes 4 and 7(b).

11. Income taxes

a) Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2008	2007
Computed expected tax recovery at a combined Provincial and Federal rate of 30% (2007 – 32%)	$ 136,000	$ 115,000
Effect on income taxes resulting from:		
Change in valuation allowance	100,000	65,000
Tax rate adjustment	(37,000)	9,000
Permanent differences and other	(9,000)	37,000
Expiry of losses	(18,000)	(16,000)
Future income tax recovery	$ 172,000	$ 210,000

11. Income taxes (continued)

b) The net future income tax asset at September 30, 2008 and 2007 is comprised of:

	2008	2007
Mineral properties and equipment with income tax values exceeding book values	$ 679,000	$ 836,000
Asset retirement obligation	3,000	4,000
Share issue costs	26,000	34,000
Non-capital losses carried forward	374,000	308,000
Future income tax asset before valuation allowance	1,082,000	1,182,000
Valuation Allowance	(1,082,000)	(1,182,000)
Future income tax asset	$ -	$ -

c) The Company has incurred losses for income tax purposes of approximately $1,326,000 the related future benefit of which has not been recognized in the financial statements. Unless sufficient taxable income is earned in future years these losses will expire as follows:

Expiry Year	Amount
2009	$ 110,000
2010	112,000
2014	104,000
2015	154,000
2026	231,000
2027	294,000
2028	321,000
	$ 1,326,000

d) As at September 30, 2008 the Company had the following approximate amounts available that may be deducted, at the annual rates indicated, in determining taxable income of future years:

	Amount	Rate
Canadian exploration expense	$3,502,000	100%
Canadian development expense	720,000	30%
Foreign exploration and development expense	444,000	10%
Undepreciated capital cost	69,000	20 – 100%
	$4,735,000	

12. Commitments

The following summarizes annual base office lease commitments by fiscal year to the lease expiry date:

Year	Amount
2009	$99,500
2010	$99,500
2011	$99,500
2012	$24,900

Two companies related by virtue of common officers and/or directors are, in aggregate, committed to pay 76% of the above-noted rent pursuant to sublease agreements.

At September 30, 2008, the Company is committed to pay an investment research company $14,250, in two equal installments of $7,125 in each of December, 2008 and March, 2009, in association with their preparation of a research report and investment analysis for the Company.

Refer also to Note 5 regarding commitments for mineral property expenditures.

13. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. Capital is defined as Capital Stock, Warrants and Contributed Surplus. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. As indicated in note 3, as at September 30, 2008, the Company is required to incur $1,500 of qualifying exploration expenditures by December 31, 2009. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures.

14. Financial Risk Management

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company's financial instruments that could be subject to credit risk consist of related party receivables, GST input tax credits and cash held in bankers' acceptances. The Company considers credit risk to be low on these instruments as at September 30, 2008.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity risk is the utilization of budgets, to attempt to maintain sufficient liquidity in order to meet operational and exploration requirements as well as property acquisition commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company is currently investigating financing options as additional financing is required for the Company to carry on operations beyond the first quarter of fiscal 2009. Liquidity risk is high at September 30, 2008 due to the general stock market conditions that have resulted in depressed stock prices and a loss of investor confidence and consequently difficulty in raising funds through equity financing. Refer also to note 1 – Going concern.

c) Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. As all of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time. As the Company has not yet developed commercial producing mineral interests, it is not exposed to commodity price risk at this time. As the Company has no debt facility and does not have significant interest earnings at this time, it is not exposed to interest rate risk at this time.

15. Seasonality or Cyclicality

The Company incurs substantially all of its mineral property exploration expenditures during the months of March through October.

16. Comparative Figures

Certain comparative amounts have been reclassified to conform to the current year's presentation.

The information included in this document should be read in conjunction with the audited financial statements for the year ended September 30, 2008 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is November 26, 2008. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including exploration and administrative budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Manson Creek Resources Ltd., (the Company), trading as MCK on the TSX.V, is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares and warrants. None of the Company's properties are in production. Consequently, the Company's net income is a less meaningful indicator of its performance or potential.

2) Year ended September 30, 2008 Highlights

a) Completed a $300,000 non-brokered private placement financing
b) Completed a 1,141 meter drilling program on the Meridian, British Columbia gold/silver project intersecting shear zones and associated quartz veins along strike and to depth of the historical workings. Surface sampling and results of the drill program demonstrated that gold mineralization is pervasive and extends well beyond areas of historical mining.
c) Discovered five new zones of strongly developed gossans occurring along strike of the known mineralized occurrences on the Gillman claim block and acquired three additional claims contiguous to the current block. Samples taken on the gossans averaged 0.6 grams per tonne silver, 48 parts per million, (ppm) lead, 812 ppm zinc, 268 ppm nickel, 182.6 ppm copper, 24 ppm molybdenum and 10 parts per billion gold.
d) Discovered a new zone of molybdenum mineralization on its newly-acquired Molygarchy property located 40 kilometers northeast of Whitehorse, Yukon, with grab samples including a range of from 0.005% to 0.067% molybdenum

2) **Year ended September 30, 2008 Highlights** (continued)

e) Completed a geological and geophysical program on the Molygarchy property delineating a magnetic low anomaly in excess of 1,500 meters coincident with mineralization observed to date at surface

f) Announced drilling results from the two-phase drilling program on the Black Lake, Saskatchewan prospective uranium property, including intervals of 0.179% triuranium octoxide, (U_3O_8), over 2.51 meters and 0.118% U_3O_8 over 1.97 meters in the Charlebois Lake Zone and 0.010% U_3O_8 over 1.5 meters, 0.012% U_3O_8 over 0.85 meters and 0.012% U_3O_8 over 0.71 meters in the A Zone

3. Mineral Properties

Yukon

a) Molygarchy

During the year ended September 30, 2008, the Company entered into an acquisition agreement to acquire a 100% interest in this prospective molybdenum property. The Company paid $5,000 and issued 50,000 of its common shares upon regulatory approval of the transaction. It is further obligated to pay $40,000 in cash and issue 400,000 of its common shares over two years ending November 30, 2009 as well as being obligated to expend a minimum of $300,000 on the project over two years in order to acquire the 100% interest subject to a 2.5% net smelter royalty that is retained by the vendor. The Company may purchase, at its election, a 1.5% net smelter royalty from the vendor for $1,500,000.

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive. Sampling conducted by a previous explorer included 72 rock samples with the highest reported assay being 0.440% molybdenum, (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo. The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden-covered area. The main showing has mineralization exposed for over 50 meters. Ground magnetic surveys conducted over the mineralized trend have defined an open-ended magnetic low in association with the mineralization.

Management completed a geophysical and geological program, with a budget of $90,000, (actual costs approximated $97,000), on the property during June/July, 2008. The program delineated a magnetic low anomaly in excess of 1,500 meters coincident with mineralization observed to date at surface. The expanded magnetic anomaly extends along strike to the northwest of the previously known mineralization. A detailed soil sampling program also covered the anomaly to evaluate the potential of the expanded zone. Regional and focused geological mapping and sampling was completed in the course of the program, with twenty-nine rock samples collected from new and existing mineralized outcrop and float. The geological data obtained from the soil sampling program delineated a strongly anomalous, (55 – 157 parts per million), molybdenum zone approximately 500 meters long and sub-parallel to the main zone. Much of the soil anomaly remains untested and will be examined in detail during the next round of exploration. Thirteen grab samples were also taken that ranged from 0.005% to 0.067% molybdenum with samples averaging 0.024% molybdenum. Planning is underway for a follow-up to this new discovery.

b) Cuprum

In view of exploration results to date and a recent field visit, management determined that the Company's resources would be better expended on the remainder of its property portfolio and consequently determined that the claims would be returned to the vendor in September, 2008. The carrying costs of the property of approximately $111,000 were written-off in the fourth quarter of 2008 and the Company will no longer be committed to make further option payments in cash or shares.

3) Mineral Properties (continued)

British Columbia

a) CR

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Omineca Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $72,500 to date), and issue 575,000 common shares, (issued 425,000 to date), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which, (two thirds of the vendor's interest), may be purchased by the Company for $1,000,000.

The property consists of 2 recorded claims totaling approximately 1,300 hectares, as one of the peripheral tenures was allowed to lapse in 2006. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry Zone, and the North Porphyry-Breccia Zone. The surface exploration program in fiscal 2004 confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South Porphyry Zone, expanded targets at the North Porphyry Zone, and identified a new high priority exploration target.

The 2005 drilling program tested historical intercepts to attempt to extend known mineralization. The work completed to the end of fiscal 2005; mapping, trenching and diamond drilling, outlined a mineralized porphyry system that is 975 meters in strike length by 100 to 180 meters in width.

The 2006 IP geophysical survey identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meters long, (100 – 180 meter wide), mineralized porphyry that is open along strike and depth.

The Company completed 1,988 meters of diamond drilling in May, 2007 as a follow-up to the 2005 diamond drilling and the 2006 IP geophysical survey. The drilling program, had an early stage budget of $264,000, and actual costs aggregated $260,000. The seven-hole drill program further defined near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex including 41 meters of 0.036% molybdenum and 0.334% copper.

The Company is examining various options for advancing the CR property including finding an interested joint venture partner.

b) Meridian

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Meridian property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $87,500, (paid $37,500 to date), and issuing 475,000, (issued 200,000 to date), of the Company's common shares.

A number of samples were taken during a due diligence visit, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings. Mine dump samples ranged from 0.53 to 90.6 grams per tonne gold and 0.20 to 563 grams per tonne silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 grams per tonne gold and 24.7 grams per tonne silver over a length of 10 meters. Excessive rainfall in the prior year limited access to the property during 2007. A seven hole, 1,141 meter drill program, budgeted at $265,000, was completed in early July, 2008. Actual costs for this program aggregated $249,000. The program tested a number of prospective zones proximal to the workings of the historical Eva Mine. All of the drill holes intersected shear zones and the associated quartz veins along strike and to depth of the historical workings.

3) Mineral Properties (continued)

b) Meridian

Significant drill results ranged from 0.33 grams per tonne, (g/t), gold and 0.23 g/t silver over 23 meters on hole 1 to 5.94 g/t gold and 1.7 g/t silver over 1 meter on hole 2. Surface sampling conducted at the time of drilling further demonstrated the widespread mineralization. One grab sample assayed 194.00 g/t gold and 48.1 g/t silver. The sample was collected from an outcrop of sheeted quartz veins within a carbonate altered sediment host located along strike of the Camborne Fault and between drill setups for hole 2 and 3. Further, sampling from a 3.0 meter exposure of the cross fault between drill setups for hole 4 and 5 returned 4.42 g/t gold and 1.4 g/t silver on a 1.0 meter continuous chip sample and a grab sample returned 10.6 g/t gold and 4.4 g/t silver from the same location.

c) Gillman

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $95,000, (paid $25,000 to date), and issuing 475,000, of the Company's common shares, (issued 100,000 to date).

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favorable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

The Company completed a prospecting program in May, 2006 resulting in the discovery of the "Allison" silver/lead/zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Prospecting and geological mapping, focusing on the Gillman and Silver dollar mineral occurrence areas, was completed in July, 2006 in conjunction with the drill road construction on the nearby Meridian claim group. A program of additional geological mapping and sampling on the Gillman/Silver Dollar property was completed in August, 2006. The Company has identified five distinct precious and base metal zones to date. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. Assay results from the August sampling indicated gold in the range of 0.08 to 25.2 grams per tonne and silver in the range of 1.9 grams per tonne to 1,265 grams per tonne.

During fiscal 2007 exploration on the property was temporarily postponed due to limited road access as a result of significant precipitation in the area and due to a greater focus on the CR and Black Lake properties. In late July, 2008 the Company commenced an exploration program, with a budget of $40,000 and actual costs approximating $30,000, consisting of geological mapping, prospecting and sampling to extend and outline mineralized zones identified to date. Five discrete areas of developed gossans were found to occur along strike of the known mineralized occurrences on the claim block. Samples taken of the five gossans returned highly anomalous assays of silver, lead, zinc, nickel, copper and molybdenum. The five samples collected averaged 0.6 grams per tonne (g/t) silver, 48 parts per million (ppm) lead, 812 ppm zinc, 268 ppm nickel, 182.6 ppm copper, 24 ppm molybdenum and 10 parts per billion gold. The Company acquired three new claims to incorporate several of the new zones as well as additional prospective geology along the mineralized Camborne fault zone.

3) Mineral Properties (continued)

Saskatchewan

Black Lake

During the year ended September 30, 2007, the Company entered into an acquisition agreement to acquire 100% of 7 mineral claims, subject to a 1.5% net smelter interest, by making staged payments over three years aggregating \$20,000, (paid \$20,000 to date), and issuing 400,000, of the Company's common shares, (issued 150,000 to date). The Company has the option to purchase two thirds of the vendor's net smelter interest, (a 1.0% interest), for \$1,500,000.

The claims, comprising approximately 5,484 hectares, are approximately 30 kilometers east of Stony Rapids in northern Saskatchewan. The claims host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

The Company completed a two phase exploration program on the property. The first phase of exploration involved examining two significant target zones; the A Zone and Charlebois Lake. The A Zone, located near Black Lake, is a 200 meter by 250 meter zone containing significant volumes of radioactive pegmatite. Five grab samples collected from the outcropping pegmatites returned values ranging from 0.108% to 0.589% U_3O_8. The pegmatites within the A Zone locally contained abundant molybdenum with assay values ranging from 0.077% to 0.302%. The Charlebois Lake Zone encompasses a radiometric anomaly with a strike length in excess of two kilometers. Thirty-seven grab or continuous chip samples, collected from areas of discontinuous outcrop during the May, 2007 sampling program, returned values from 0.001% to 0.090% U_3O_8. The assay results from the first phase supported the Company's exploration concept of a bulk tonnage deposit model.

The second phase, helicopter-supported diamond drill program commenced July 17, 2007. The drill program was designed to test the two significant anomalous areas; the A zone and the Charlebois Lake Zone. Three drill holes, aggregating 716.54 meters, tested the A Zone. Drilling of two holes, aggregating 782.03 meters, was completed on the Charlebois Lake Zone by the end of August, 2007.

In December, 2007, the Company announced the assay results for the diamond drill program. The drilling successfully intersected significant volumes of pegmatite-hosted uranium mineralization along the multi-kilometer radiometric anomaly at Charlebois Lake. Intervals of 0.179% U_3O_8 over 2.51 meters and 0.118% U_3O_8 over 1.97 meters were drilled 480 meters apart along the strike of the Charlebois Lake Zone. Each of these intervals was hosted within broader, moderately mineralized, areas of 0.080% U_3O_8 over 6.52 meters and 0.040% U_3O_8 over 11.86 meters respectively. The preliminary results of the drilling continue to support the Company's belief that the region has the potential to host a "Rossing" style uranium deposit. (The Rossing uranium deposit is a bedrock-hosted, bulk-tonnage style model located in Namibia. The mine at Rossing has been in production over 30 years at grades of 0.2% to 0.3% U_3O_8).

The three drill holes that tested the A Zone also intersected significant volumes of mineralized granite/pegmatite. Significant intercepts included 0.010% U_3O_8 over 1.5 meters, 0.012% U_3O_8 over 0.85 meters, and 0.012% U_3O_8 over 0.71 meters. It is likely that near-surface oxidative weathering processes were responsible for leaching uranium from primary igneous minerals and re-concentrating it in secondary uranium minerals such as the uranophane observed during geological mapping. The Company is currently investigating possible joint venture or option opportunities for this property.

4) Operating Results

Year ended September 30, 2008 compared to year ended September 30, 2007:

A summarized statement of operations appears below to assist in the discussion that follows:

Year ended September 30	**2008**	**2007**	**Variance (negative) positive**
Interest and other	**$ 17,099**	$ 34,950	$ (17,851)
General and administrative	**(274,680)**	(218,708)	(55,972)
Reporting to shareholders	**(30,522)**	(25,905)	(4,617)
Professional fees	**(33,948)**	(28,893)	(5,055)
Other	**(12,805)**	(15,314)	2,509
Write-down of mineral property	**(112,643)**	(94,050)	(18,593)
Part XII.6 tax	**(4,400)**	(11,700)	7,300
Future income tax recovery	**172,000**	210,000	(38,000)
Net and comprehensive loss	**$ (279,899)**	$ (149,620)	$ (130,279)

The decrease in interest income is a function of both decreasing average cash balances and a decrease in interest rates. The comparative period write-off of mineral property pertained to the Palomino, B.C. property and prospective properties that the Company decided not to pursue. The current period write-off pertained to the Cuprum property that was returned to the vendor and costs incurred to investigate mineral properties that were not subsequently acquired. Future income tax recoveries of $172,000 and $210,000 respectively pertained to the tax effect of flow-through share renunciations. The tax effect was recognized in the period in which the tax benefits were renounced to the shareholders. Since the Company had unrecognized tax benefits, a tax recovery was recorded to offset the future tax liability that would have been recorded in conjunction with the reduction in capital stock. The Part XII.6 tax pertains to flow-through exploration expenditures that were renounced in calendar 2006 and 2007 respectively, but were not expended on qualifying exploration expenditures until calendar 2007 and 2008 respectively. The tax is effectively an interest charge levied pursuant to the Canadian Tax Act on unexpended flow-through proceeds.

General and administrative costs increased approximately $56,000 over the comparative period. The following summarizes the major expense categories comprising general and administrative expenses for the respective periods:

Year ended September 30	**2008**	**2007**
Administrative consulting fees	$ 74,968	$ 68,760
Stock-based compensation	55,000	-
Travel and promotion	27,169	34,445
Occupancy costs	54,515	40,138
Office, secretarial and supplies	17,243	35,171
Insurance	20,892	14,974
Investor relations	18,435	18,400
Miscellaneous	6,458	6,820
Total	$ 274,680	$218,708

The most significant contributor to the increased general and administrative expenses was stock-based compensation of $55,000 that was recorded during the year ended September 30, 2008. This is a non-cash charge that estimates the value of stock options granted in the period. No stock options were granted in the comparative period.

Occupancy costs increased $15,000 due to the fact that the Company extended their office lease effective January 1, 2007 at a greater per square foot cost that was indicative of the Calgary rental market at that

4) Operating Results (continued)

Year ended September 30, 2008 – General and administrative costs

time. Further it was charged for a significant operating cost adjustment pertaining to actual costs in excess of those budgeted by the leasing agent for calendar 2007.

Insurance increased over the previous period due to the fact that the Company acquired Directors' and Officers' Liability insurance late in fiscal 2007 for the first time. The comparatively higher prior year office expenses reflected the administrative demands associated with greater exploration activities and two equity financings as opposed to only one financing in the current period. Travel and promotion costs decreased primarily because an investment conference was attended in June, 2007, with no similar conference being attended in fiscal 2008. The investor relations cost of $18,000 in the current period pertained to a one-off email dissemination of the Company's December 13, 2007 news release and approximately one-half of a series of payments made to a firm for other investor relations services. The prior period investor relations costs related to an investor email campaign

The increase in administrative consulting fees relates to a concentrated effort to increase promotional efforts and time invested in organizing and attempting to organize financing.

The following summarizes the components of professional fees included in the statement of earnings:

Year ended September 30,	**2008**	**2007**
Legal and filing fees	**$ 11,835**	$ 12,106
Audit fees	**22,113**	16,787
Total	**$ 33,948**	$ 28,893

Audit fees for the respective years represent accruals for the audits of the respective fiscal years and are based upon budgets provided by the auditors. Audit fees have been increased from the prior year.

Three months ended September 30, 2008 compared to three months ended September 30, 2007

The Company recorded a loss of $182,000 for the three months ended September 30, 2008 and a loss of $87,000 for the three months ended September 30, 2007. The significant variances quarter to quarter that resulted in a decrease in net and comprehensive loss of $95,000 were as follows:

Three months ended September 30	**2008**	**2007**	**Variance**
Interest and other income	**$ 1,976**	$ 9,083	$(7,107)
General and administrative expense	**(41,914)**	(47,173)	5,259
Professional fees	**(24,146)**	(20,934)	(3,212)
Write-down of mineral properties	**(110,508)**	(12,148)	(98,360)
Part XII.6 tax	**(4,400)**	(11,700)	7,300
Other	**(3,048)**	(3,767)	719
Net and comprehensive loss	**$(182,040)**	$ (86,639)	$(95,401)

The decline in interest and other income is due to lower average cash balances and declining interest rates. The decline in general and administrative fees is primarily due to a decrease in office and secretarial expenses. In the prior year, a financing was completed in the fourth quarter and there were significant administrative costs associated therewith. There was no financing in Q4 of fiscal 2008. The variance in the write-down of mineral properties pertains to the timing of the write-downs in the comparative periods. Refer also to the comparatives for the full fiscal years for a discussion of the variance in mineral property write-offs and professional fees.

5) Liquidity and Capital Resources

The Company's working capital position at September 30, 2008 was $139,000, (September 30, 2007 - $655,000). The large decrease in receivables of $39,000 from September 30, 2007 to September 30, 2008 was primarily attributable to GST credits receivable at September 30, 2007 that pertained to the significant drilling expenditures that were incurred in Saskatchewan in the last quarter of fiscal 2007. Exploration expenditures in the fourth quarter of fiscal 2008 were significantly less, as were the GST credits associated therewith. The Company expended $447,000 cash on mineral property additions during the year ended September 30, 2008, (2007 - $1,323,000). Cash operating expenses in excess of interest income aggregated $274,000 during the year ended September 30, 2008, (2007 - $249,000). Further, the Company paid $15,000 for the purchase of the gold.ca domain and $11,700 in settlement of Part XII.6 taxes pertaining to flow-through expenditures incurred in the year following renunciation.

During the year ended September 30, 2008, the company received $291,000 net of issue costs pursuant to a private placement. During the comparative period $1,522,000 net of issue costs was received through a private placement and an $8,000 exploration grant was received. Further, in the comparative period, warrants and options were exercised for aggregate proceeds of $51,000.

Additional financing is required in order for the Company to fund fiscal 2009 exploration programs, mineral property acquisition cash commitments and administrative costs. Management is investigating potential equity financings. Current depressed equity markets and limited availability of capital, is making it difficult to find financing. Should a financing not be arranged, there is considerable doubt about the Company's ability to carry on as a going concern beyond the first quarter of fiscal 2009. (Refer to note 1 to financial statements)

6) Contractual Obligations

Effective January 1, 2007, the Company's office lease was extended for five years. The following summarizes annual base lease commitments as at September 30, 2008 for the ensuing five fiscal years:

2009 $99,500 **2010** $99,500 **2011** $99,500 **2012** $24,900 **2013** $Nil

Pursuant to sublease agreements, related companies will be responsible for 76% of the aforementioned payments.

As at September 30, 2008, aggregate unpaid mineral property cash payments and share issuances, by fiscal year required to complete the acquisitions of the CR, Meridian, Gillman, Molygarchy and Black Lake properties are as follows:

Fiscal year of payment	Cash	Common Shares
2009	$ 70,000	650,000
2010	$ 80,000	650,000
2011	$ 30,000	150,000
Total	$180,000	1,450,000

The Company can choose to terminate any of these agreements at any time without a requirement for further cash and share payments. Subsequent to year-end, the Company negotiated a temporary suspension of $45,000 of the fiscal 2009 cash commitments that were to have been due on November 30, 2008. In return, the Company agreed to issue shares due in each of 2009, 2010, and 2011 and agreed to pay $5,000 of the committed cash amount due in fiscal 2009, all on November 30, 2008. These revisions to the agreements resulted in the committed common shares to be issued in 2009 to be adjusted to 1,325,000, 2010 to 125,000 and 2011 to nil. The Company further committed to pay the 2008 deferred cash amount of $45,000 upon completion of a significant financing.

At September 30, 2008, the Company is committed to pay an investment research company $14,250, in two equal installments of $7,125 in each of December, 2008 and March, 2009, in association with their preparation of a research report and investment analysis for the Company.

7) Financing

In fiscal 2008 the Company closed a non-brokered private placement consisting of 1,500,000 common units, (Units) at a price of $0.10 per Unit and 1,153,845 flow-through common shares at a price of $0.13 per share. Each Unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 per share to June 12, 2010. A cash finders' fee of $1,125 and 7,500 Brokers' Warrants exercisable into one common share at a price of $0.13 per share to June 12, 2010 were issued to registered dealers. The proceeds from the private placement are being used to fund administrative costs and exploration programs in the current year and, to the extent necessary, in fiscal 2009. To September 30, 2008 $148,500 of the $150,000 flow-through proceeds had been expended on qualifying expenditures and the shortfall was expended subsequent to year-end.

During fiscal 2007 the Company closed two private placements. The first was completed in December, 2006 and consisted of a non-brokered placement of 5,250,000 non-flow-through units at $0.10 per unit and 1,916,666 flow-through common shares at $0.12 per share, for combined proceeds before issue costs of $755,000. Each non-flow-through unit consisted of one common share and one-half of a share purchase warrant to acquire one common share at $0.13 per share to December 28, 2008. The financing provided funds for exploration and working capital needs. The flow-through share proceeds were restricted to qualifying exploration expenditures. The Company renounced the full flow-through proceeds of $230,000 in January, 2007, effective December 31, 2006 and expended the full amount by September 30, 2007.

During July, 2007 the Company closed the second non-brokered private placement consisting of 1,852,940 units, (Common Units), at a price of $0.17 per Common Unit and 2,900,000 flow-through units, (FT Units), at a price of $0.20 per FT Unit, for gross proceeds of $895,000. Each Common Unit consisted of one common share, one-half of one Series A common share purchase warrant and one-half of one Series B common share purchase warrant. Each FT Unit consisted of one flow-through share and one Series C common share purchase warrant. Each full Series A warrant may be exercised to acquire one common share at $0.23 per share to July 31, 2008. Each full Series B warrant may be exercised to acquire one common share at $0.40 per share to July 31, 2009. Each Series C warrant may be exercised to acquire one common share at $0.35 per share if purchased by July 31, 2008, or at a price of $0.50 per share if purchased from August 1, 2008 to July 31, 2009. The proceeds of the FT Units were required to be expended on qualifying exploration expenditures. The proceeds of the Common Units provided working capital and were expended on exploration expenditures. To September 30, 2008, all of the $580,000 flow-through financing had been expended on qualifying exploration..

8) Off-Balance Sheet Transactions

The Company has no off-balance sheet transactions to report.

9) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2008	2007	2006
Financial Results			
Interest and other income	$ 17,099	$ 34,950	$ 18,441
Net and Comprehensive Loss	$ (279,899)	$ (149,620)	$ (436,035)
Basic and diluted loss per share	$(0.01)	$0.00	$(0.02)

9) Selected Annual Financial Information (continued)

For the years ended or as at September 30,	2008	2007	2006
Financial Position			
Working capital	$ 139,221	$ 655,146	$ 609,464
Total assets	$ 2,595,101	$ 2,621,528	$ 1,368,462
Capital Stock	$ 9,255,478	$ 9,146,456	$ 8,133,464
Warrants	$ 402,067	$ 433,902	$ 318,529
Contributed Surplus	$ 651,698	$ 500,863	$ 227,334
Deficit	$(7,803,926)	$(7,524,027)	$(7,374,407)

Write-off of mineral properties, stock-based compensation and future tax recoveries all contributed to variances in the recorded losses from year to year. Mineral property write-offs aggregated $113,000 in 2008, (2007 - $94,000, 2006 - $263,000). Stock based compensation aggregated $55,000 during fiscal 2008, (2007 - $Nil, 2006 - $6,000). Future income tax recoveries aggregated $172,000 during fiscal 2008, (2007 - $210,000, 2006 - $51,000).

10) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Sept 30 2008	June 30 2008	March 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007	Dec.31 2006
Interest & Other	$ 1,976	$ 3,556	$ 4,742	$ 6,825	$ 9,083	$ 8,639	$ 10,324	$ 6,904
Loss before mineral property write-offs and income tax recoveries	(71,532)	(59,888)	(85,710)	(122,126)	(74,491)	(65,143)	(73,754)	(52,182)
Mineral property write-offs	(110,508)	(420)	-	(1,715)	(12,148)	(1,168)	(2,918)	(77,816)
Loss before tax	(182,040)	(60,308)	(85,710)	(123,841)	(86,639)	(66,311)	(76,672)	(129,998)
Future income tax recovery	-	-	172,000	-	-	-	210,000	-
Net and Comprehensive Earnings (Loss)	$(182,040)	$(60,308)	$ 86,290	$(123,841)	$(86,639)	$(66,311)	$133,328	$(129,998)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses as well as tax recoveries associated with tax-effecting flow-through shares. Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors.

Stock-based compensation cost of $55,000 contributed to the relatively higher loss in the three months ended December 31, 2007. Interest revenue varies with the amount of invested cash and interest rates. General and administrative expenses are generally higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods.

11) Directors and Officers

Regan Chernish	*Director and President*	Doug Bryan	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Doug Porter	*Director*	Barbara O'Neill	*Corporate Secretary*
Shane Ebert	*Director*		

12) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the year ended September 30, 2008:

i) received or accrued $65,000, (2007 - $58,000), from corporations related by virtue of common officers and directors for rent of shared office space and $75,000, (2007 - $45,000), for lease operating and certain administrative expenses.

ii) paid or accrued $137,000, (2007 - $153,000), for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued to a company related by virtue of certain common officers and/or directors $18,000, (2007 - $35,000), for allocated office and secretarial expenses

iv) paid $15,000 to a Company related by one common officer for the purchase of the gold.ca domain name.

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

Directors and officers of the Company subscribed for a total of 50,000 common units and 884,999 flow-through shares that were issued pursuant to the fiscal 2008 private placement described in 7) Financing above.

13) Exploration Expenditures

Refer to note 5 to the financial statements for the schedule of expenditures incurred on the various properties during the years ended September 30, 2008 and September 30, 2007 respectively.

14) Capital Stock

a) Issued and outstanding

Refer to note 7 to the financial statements for details of issued and outstanding common shares as at September 30, 2008 and transactions during the year then ended. During the period from October 1, 2008 to November 26, 2008 the Company did not issue additional shares, nor were there other changes to issued and outstanding shares.

b) Stock Options and Warrants

No options were granted, exercised or cancelled, and none expired during the period from October 1, 2008 to November 26, 2008. During the period from October 1, 2008 to November 26, 2008 no warrants were exercised or issued and none expired.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The Company is pleased with the exploration success they experienced during the fiscal 2008 exploration season, advancing the Meridian and Gillman, British Columbia properties, as well as acquiring and advancing the Molygarchy, Yukon property. Management is working to secure financing to ensure that the Company can maintain its current properties and conduct fiscal 2009 exploration programs to further these properties. As discussed under Liquidity and Capital resources above, the financial markets are depressed and capital is tight. If financing cannot be obtained there is considerable doubt about whether the Company can continue to support working capital requirements past the first quarter of fiscal 2009. While the Company has been successful raising equity funds in the past, there are no assurances it can continue to do so.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability for the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.
f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.
g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business.
h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

18) New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company's fiscal 2009 first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

END